# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Precision Optics Corporation, Inc., CIK 0000867840
CUSIP: 740294400
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 22 EAST BROADWAY, GARDNER, Massachusetts (MA), 01440
Date of event which requires filing of this statement: 03/30/2026
Amends the filing with accession number 0001140361-22-039508
Filed by CIK 0000923666
Persons authorized to receive notices and communications: Norman H. Pessin, 400 E.51st Street PH 31, New York, New York (NY), 10022, 917-887-1982

## Reporting persons
- Norman H. Pessin (CIK 0000923666): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 429,247; sole dispositive power 429,247; aggregate amount beneficially owned 429,247 (3.9% of the class)
- Sandra F. Pessin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 477,361; sole dispositive power 477,361; aggregate amount beneficially owned 477,361 (4.4% of the class)
- Brian L. Pessin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 550,673; sole dispositive power 550,673; aggregate amount beneficially owned 550,673 (5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: Precision Optics Corporation, Inc.
Address of issuer's principal executive offices: 22 EAST BROADWAY, GARDNER, Massachusetts (MA), 01440

## Item 2. Identity and Background
Name of person filing:
1) Norman H. Pessin
2) Sandra F. Pessin
3) Brian L. Pessin
Residence or business address:
1) 400 E 51st PH 31, New York, NY 10022
2) 400 E 51st PH 31, New York, NY 10022
3) 65 E 76th St Apt 3DE, New York, NY 10021
Present principal occupation or employment:
1) Investor
2) Housewife
3) Investor
Criminal convictions in the last five years:
1) none
2) none
3) none
Civil proceedings (securities laws) in the last five years:
1) none
2) none
3) none
Citizenship:
1) United States
2) United States
3) United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price of the 429,247 shares of Common Stock owned by Norman H. Pessin is approximately $1,651,686.41, including brokerage commissions. The shares of Common Stock owned by Norman H. Pessin were acquired with personal funds. The aggregate purchase price of the 477,361 shares of Common Stock owned by Sandra F. Pessin is approximately $1,401,798.51, including brokerage commissions. The shares of Common Stock owned by Sandra F. Pessin were acquired with personal funds. The aggregate purchase price of the 550,673 shares of Common Stock owned by Brian L. Pessin is approximately $1,865,630.35, including brokerage commissions. The shares of Common Stock owned by Brian L. Pessin were acquired with personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons originally purchased the Shares based on the belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of Directors of the Issuer, engaging in discussions with third parties about the Issuer, making proposals to the Issuer concerning changes to the capitalization or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Norman H. Pessin owns 429,247 shares of the Common Stock of the Issuer, constituting 3.9% of the outstanding shares thereof. Sandra F. Pessin owns 477,361 shares of Common Stock of the Issuer, constituting 4.4% of the outstanding shares thereof. Brian L. Pessin owns 550,673 shares of Common Stock of the Issuer, constituting 5.0% of the outstanding shares thereof.
Number of shares as to which each person has sole or shared power to vote or dispose: Norman H. Pessin has sole voting and dispositive power with respect to the shares of Common Stock he owns directly. Sandra F. Pessin has sole voting and dispositive power with respect to the shares of Common Stock she owns directly. Brian L. Pessin has sole voting and dispositive power with respect to the shares of Common Stock she owns directly.
Transactions in the class effected during the past sixty days: Schedule A attached hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons. All of such transactions were effected through prospectus supplement offering dated March 30, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 for schedule of transactions.

## Signatures
- Norman H. Pessin: /s/ Norman H. Pessin, Norman H. Pessin (03/30/2026)
- Sandra F. Pessin: /s/ Sandra F. Pessin, Sandra F. Pessin (03/30/2026)
- Brian L. Pessin: /s/ Brian L. Pessin, Brian L. Pessin (03/30/2026)